EXHIBIT 1
ICAHN ENTERPRISES L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

June 9, 2017

 Board of Directors
Tropicana Entertainment Inc.
8345 W. Sunset Road
Las Vegas, NV 89113

Gentlemen:

As you know, Icahn Enterprises L.P. ("IEP") beneficially owns 17,862,706, or 72.5%, of the outstanding shares of common stock of Tropicana Entertainment Inc. ("Tropicana", together with IEP, the "Offerors"). We would like to discuss a potential tender offer (the "Tender Offer") in which both Tropicana and IEP would commence a tender offer for outstanding shares of common stock of Tropicana ("Shares").

Specifically, we would propose the following:

•	Of the Shares tendered into the Tender Offer:

o	First, and prior to IEP purchasing any Shares, Tropicana would purchase 800,000 Shares (the "Tropicana Share Amount");
o	Second, if additional Shares are tendered above the Tropicana Share Amount, then IEP would purchase such additional Shares up to the maximum described below;

•	The Tender Offer would be structured as a Dutch auction tender offer with:

o	a minimum tender condition of 2,005,000 Shares (the "Minimum Condition");
o	a maximum tender condition of 5,580,000 Shares (the "Maximum Condition"); and
o	a price range of between $38.00 and $45.00 per Share (the "Price Range");

•
The purchase price per Share (the "Purchase Price") would be set by determining the lowest price per Share within the Price Range that will allow the Offerors to purchase all tendered Shares up to the Maximum Condition;

•
Although Tropicana's Board of Directors (the "Tropicana Board") would be required to authorize Tropicana's participation in the Tender Offer, it is not expected that the Tropicana Board would make any recommendation to Tropicana shareholders as to whether to tender or refrain from tendering their Shares;

•
IEP would agree to indemnify Tropicana for any joint and several liability arising from being an offeror under the Tender Offer with respect to any liability to purchase any Shares above the Tropicana Share Amount;

•	IEP and its controlled affiliates would agree not to increase their beneficial ownership in Tropicana above 95% of all outstanding Shares in the Tender Offer;

•
IEP and its controlled affiliates would agree not to propose, or engage in, any transaction to acquire all the outstanding Shares of Tropicana for a period of two years from the date of commencement of the Tender Offer;

•
IEP and its controlled affiliates would further agree that, following consummation of the Tender Offer, they would not increase their beneficial ownership in Tropicana above 95% of all outstanding Shares, unless:

o
First, any such transaction is approved by a special committee of independent directors of the Tropicana Board (none of the members of which are affiliated with IEP or its affiliates) that has been empowered to freely select its own advisors and to reject any proposed transaction definitively; and

o	Second, any such transaction must be approved by an informed vote of the holders of a majority of the Shares held by shareholders who are not affiliated with IEP or its affiliates.

We are available to discuss at your convenience and look forward to hearing from you.

Very truly yours,

ICAHN ENTERPRISES L.P.

By: /s/ Keith Cozza
        Name: Keith Cozza
        Title: Chief Executive Officer